SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

April 7, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Suzanne Hayes

Ms. Mary Beth Breslin

Re:	Shuttle Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed December 9, 2016

File No. 333-215027

Ladies and Gentlemen:

In response to the Staff’s letter of February 27, 2017, Shuttle Pharmaceuticals, Inc. (the “Company”) hereby files Amendment No. 2 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Prospectus Cover Page

Comment:

1.          Please revise to clarify whether the minimum sale contingency, which was added in response to prior comment 1, will result in the sale of a number of shares sufficient to meet the Nasdaq listing requirements you reference in the first paragraph.

Response:

In response to the Staff’s comment, the Company has added language in the Prospectus Cover Page clarifying the number of shares that must be sold in order to meet the Nasdaq listing requirements. The number required to meet the Nasdaq listing requirements is greater than the minimum sale contingency.

Securities and Exchange Commission

Division of Corporation Finance

April 7, 2017

Comment:

2.          Expand your response to prior comment 2 to provide a legal analysis of the facts and circumstances that led you to conclude that S5 Capital Group is not a broker within the meaning of Section 3(a)(4)(A) of the Exchange Act. For instance, in your response, please explain whether either S5 Capital Group or Mr. Starkweather, in the course of his consulting business as described on page 65 or otherwise, help structure prospective securities transactions, help issuers to identify potential purchasers of securities or solicit securities transactions.

Response:

The consulting activities of Mr. Starkweather and S5 Capital Group are limited to providing market research data and analysis as well as general business guidance to management based on the market research.  Such consulting activities do not include assisting in the structuring or solicitation of prospective securities transactions.  Furthermore, in connection with his consulting business, Mr. Starkweather does not help issuers to identify potential purchasers of securities and does not participate in the solicitation of or negotiation with any investors.  Mr. Starkweather may participate in the marketing of the Company’s shares and the identification of potential investors solely in his capacity as Vice President of Business Development of the Company.

Overview, page 4

Comment:

3.          Please briefly explain how your candidates “use a new and unique mechanism of action” such that they meet the definition added in response to prior comment 3. In addition, please expand the “Competition” section of your filing to identify the product candidates and processes that your competitors have developed or are developing, as you note on page 55.

Response:

In response to the Staff’s comments, the Company has added the requested language in the “Overview” subsection of the “Prospectus Summary” on page 4 and the “Competition” section on page 56.

Capitalization, page 42

Comment:

4.          Refer to your response to prior comment 7. Please tell us why you continue to show a balance for pro forma as adjusted long-term debt, since you also state that the pro forma reflects the conversion of this debt.

Securities and Exchange Commission

Division of Corporation Finance

April 7, 2017

Response:

The Company has made revisions to the capitalization table on page 42 of the Prospectus in accordance with the Staff’s comments.

Business, page 47

Comment:

5.          We note your revised disclosure and your response to comment 9. Please include in your disclosure how the results will be measured and the date the IND was filed.

Response:

In response to the Staff’s comment, the Company has added language to the “Business” section on page 47 disclosing how the results will be measured and the date the IND was filed.

Financial Statements for the Fiscal Year Ended December 31, 2015

Notes to Financial Statements

Note 3 Summary of Significant Accounting Policies

Research and Development Expenses, page F-8

Comment:

6.          Please refer to prior comment 16. Disclose the amount of reimbursements received as of the most recent balance sheet date that have been deducted from costs, clarifying if the amount is deducted from research and development or other line items on the Statements of Operations.

Response:

In the updated financial statements as of and for the years ended December 31, 2015 and 2016 the Company has disclosed in Note 3 – Research and Development the amount of reimbursements received during the periods presented that have been deducted from research and development expense in the statement of operations.

Comment:

7.          With respect to the Department of Health and Human Services contract, you state on page F-9 that you recognize the amounts under the contracts when it is probable that all attaching conditions will be complied with. Describe these conditions and tell us your basis for the timing of recognizing these amounts. Refer to ASC 730-20-50.

Securities and Exchange Commission

Division of Corporation Finance

April 7, 2017

Response:

The Company disclosed the following in the second to last paragraph of the Research and Development section of Note 3 - Significant accounting policies: “Due to the terms of the contracts we have entered into the Company concluded that the reimbursements were more akin to a reduction of costs rather than any of the other alternatives to match the contract reimbursements on a systematic basis to the costs that the contract is intended to compensate.” The attaching conditions relate to the matching of the costs of the contract incurred by the Company to the reimbursement received from NIH. Although we have made the disclosures described in ASC 730-20-50, this guidance does not necessarily apply to the company as this guidance is related to arrangement as a contract to perform research and development for others, whereby the company has contract to be reimbursed for its own research and development activities.

Comment:

8.          Refer to your response to the prior comment 17. Disclose the value of the subcontracts and the amounts of reimbursements charged as of the most recent balance sheet date.

Response:

In the updated financial statements as of and for the years ended December 31, 2015 and 2016 the Company has disclosed in Note 3 – Research and Development, the value of each of the contracts in the description of each specific contract and have disclosed the amounts of reimbursements recorded during the periods presented.

Financial Statements for the Quarterly Period Ended September 30, 2016

Balance Sheets, page F-12

Comment:

9.          Refer to your response to comment 18. Tell us why it is appropriate to retroactively reclassify December 31, 2015 equity information to present members’ equity as a one line item. Cite the relevant accounting guidance to support your presentation.

Response:

The Company does not believe there is any specific accounting guidance regarding the presentation of the equity statement whereby an entity converts from an LLC to a corporation. We have presented the changes in equity in the updated financial statements as of and for the years ended December 31, 2015 and 2016 consistently with the presentation of members’ equity in accordance with accounting guidance for the presentation of members’ equity and reflected conversion of members’ equity into common stock in the period of conversion. We have noted that other registrants who have also converted from an LLC to a corporation within a fiscal year have also used this format to present its equity before and after the conversion to a corporation.

Securities and Exchange Commission

Division of Corporation Finance

April 7, 2017

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer